2 October 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 111,000 Reed Elsevier PLC ordinary shares at a price of 979.0852p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 130,249,935 ordinary shares in treasury, and has 1,139,688,525 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 30,803,101 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 64,000 Reed Elsevier NV ordinary shares at a price of €17.6955 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 75,727,744 ordinary shares in treasury, and has 660,900,054 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 17,832,551 shares.